EXHIBIT 99.1
Notice to ASX/LSE

Kaisa Hietala to join Rio Tinto Board

19 December 2022

Rio Tinto has appointed Kaisa Hietala as a non-executive director. Ms Hietala, a Finnish citizen, will join the Board on 1 March 2023.

Ms Hietala is an experienced executive with a strong track record of helping companies transform the challenges of environmental megatrends into business opportunities and growth. She began her career in upstream oil and gas exploration and, as Executive Vice President of Renewable Products at Neste, a petroleum refining and marketing company, she played a central role in its commercial transformation into the world’s largest and most profitable producer of renewable products.

An experienced non-executive director, Ms Hietala serves on the Boards of Exxon Mobil and Smurfit Kappa Group, a global packaging company, and is Chair of the Board at Tracegrow, a private Finnish sustainable fertilisers company. She is a member of the Supervisory Board of Oulu University and was formerly a Board member of Kemira Oy, a Finnish specialty chemicals company.

Rio Tinto Chairman Dominic Barton said “I am delighted to welcome Kaisa to the Rio Tinto Board. She brings a deep understanding of the resources industry, sustainability and renewables that will be invaluable as we work to ensure Rio Tinto thrives in a decarbonising world.

“As part of our continuing refresh of Board capabilities, we are progressing well with a number of other searches to identify non-executive directors with expertise in both mining and sustainability, and expect to announce further appointments in due course.”

Ms Hietala said “I am excited by the significant opportunity in front of Rio Tinto. The company demonstrates a real commitment to cultural change and is progressing with its long-term strategy to deliver value by supplying the materials needed for the transition to net zero. I look forward to working with my fellow Board members to support this ongoing transformation and strengthening of Rio Tinto.

Rio Tinto confirms that there are no further matters to be disclosed pursuant to Rule 9.6.13(1) - (6) of the Listing Rules of the UK Listing Authority.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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Media Relations, UK

Matthew Klar
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Simon Letendre
M +514 796 4973

Malika Cherry
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Investor Relations, UK

Menno Sanderse
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David Ovington
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Clare Peever
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Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
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